UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 16, 2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

In September 2017, Pacific Drilling S.A. (the “Company” and, together with its subsidiaries, the “Companies”, “we” or “our”) executed non-disclosure agreements (“NDAs”) with certain unaffiliated beneficial holders (collectively, the “Creditors”) of the 7.25% Senior Secured Notes due 2017 issued by Pacific Drilling V Ltd, an indirect, wholly-owned subsidiary of the Company (“2017 Notes”), the Term Loan B maturing 2018 borrowed by the Company (“2018 TLB”) and the 5.375% Senior Secured Notes due 2020 issued by the Company (“2020 Notes” and, together with the 2017 Notes and 2018 TLB, the “Indebtedness”) to facilitate discussions with the Creditors concerning the restructuring of the Companies’ capital structure (the “Restructuring”).

Pursuant to the NDAs, the Company agreed to disclose publicly after a specified period, if certain conditions were met, that the Company and the Creditors had engaged in discussions concerning the Companies’ capital structure and information regarding such discussions.

To facilitate ongoing discussions, the Creditors previously agreed to a one-week extension of their NDAs, but as of the date hereof, the extended discussion period has elapsed and the Creditors have not agreed to any further extensions.  The information included in this Form 6-K is being furnished, in part, to satisfy the Company’s public disclosure obligations under the NDAs.

Filed as Exhibit 99.1 to this Form 6-K is a presentation (the “Company Presentation”) containing certain confidential information concerning the Companies that the Companies provided to the Creditors.  Filed as Exhibit 99.2 to this Form 6-K is a summary chart of the proposals and counterproposals between the Company and the Creditors (the “Proposal Summary”).

As more fully described in the Company Presentation and the Proposal Summary, in connection with discussions regarding a potential Restructuring, on September 6, 2017, the Company proposed to (i) extend the maturity of (a) the Revolving Credit Facility borrowed by the Company (the “RCF”) from 2018 to 2023 and (b) the Senior Secured Credit Facility borrowed by Pacific Sharav S.à r.l. and Pacific Drilling VII Ltd., both indirect, wholly-owned subsidiaries of the Company (the “SSCF”), from 2019 to 2024 and (ii) equitize all of the Indebtedness and approximately 55% of the indebtedness owed under the SSCF.  Under this proposal, the Company’s current common shareholders would retain approximately 17.5% of the post-reorganization equity of the Company and obtain warrants to purchase approximately an additional 10% of the equity of the Company.

In response to the Company’s proposal, the Creditors proposed that the Creditors receive approximately 97.25% of the post-reorganization equity of the Company, with the current equity-holders to retain approximately 2.75% of the post-reorganization equity and receive warrants to purchase approximately 10% of the equity of the Company. The Creditors’ counterproposal included an extension of the maturities of the RCF and the SSCF to 2023 and 2024, respectively, but did not include any equitization of the obligations under the SSCF.

In response to the Creditors’ proposal, the Company made a counterproposal to the Creditors in which the Company, among other things, agreed to forego equitization of the SSCF obligations on the condition that the Company raise $200 million in equity through two separate rights offerings for $100 million each.  The first rights offering would be made to current equity-holders and fully backstopped by the Company’s controlling shareholder at an agreed fixed price, while the second rights offering would be made to equitizing creditors with the option to provide a backstop commitment at the same agreed fixed price.  In the event equitizing creditors did not wish to backstop the rights offering to creditors, the Company would raise the $100 million in equity without a backstop at a market clearing price, with the rights offering price to existing equity-holders adjusted downward to match any lower subscription price achieved in the market. The Company’s counterproposal also provided that the Company’s current equity-holders would retain approximately 10% of the post-reorganization equity of the Company, which would include any potential structuring fees to the Company’s controlling shareholder and be subject to dilution.  The counterproposal agreed with the Creditors’ proposal as to the amount and strike price of warrants to be given to the Company’s current equity-holders, but with a longer tenor and change of control protections.

The Company’s counterproposal was subject to board approval by the Company, as well as the approval of the Company’s controlling shareholder.  Neither the counterproposal nor any other proposal discussed between the Company, the controlling shareholder and the Creditors is legally-binding or indicative of the terms of any Restructuring that may occur in the future.

There is no consensus currently between the Company, its controlling shareholder and the Creditors as to the terms of any Restructuring. The Company intends to make its management team and advisors available to continue discussions with the Creditors, other stakeholders and their respective representatives concerning a potential Restructuring, subject to satisfactory confidentiality assurances.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to the stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; our ability to obtain waivers of or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; our ability to repay debt and the adequacy of and access to sources of liquidity; and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K.

These documents are available through the Company’s website at www.pacificdrilling.com or through the website of the U.S. Securities & Exchange Commission at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A. (Registrant)
Dated: October 16, 2017	By:	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan SVP, General Counsel & Secretary

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Company Presentation provided to the Creditors
Exhibit 99.2	Proposal Summary chart